SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Ocata Therapeutics, Inc.

(Name of Subject Company (Issuer))

Laurel Acquisition Inc.

an indirect wholly-owned subsidiary of

Astellas Pharma Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67457L100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Yoshihiko Hatanaka

President and Chief Executive Officer

Astellas Pharma Inc.

2-5-1, Nihonbashi-Honcho, Chuo-ku

Tokyo 103-8411, Japan

+(81)-3-3244-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Scott F. Smith, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1045

(212) 841-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$359,743,766	$36,226.20

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 42,322,796 shares of common stock, par value $0.001 per share, of Ocata, at a purchase price of $8.50 per share. Such number of shares consists of (i) 42,300,462 shares of common stock issued and outstanding as of November 18, 2015, and (ii) 22,334 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0001007 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,226.20	Filing Party: Astellas Pharma Inc.
Form or Registration No.: Schedule TO	Date Filed: November 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”), relates to the offer by Laurel Acquisition Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ocata Therapeutics, Inc., a Delaware corporation (“Ocata”), at a purchase price of $8.50 per Share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (the “Offer to Purchase”), and in the related Form of Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-9;	Item 11

(a) The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“On December 18, 2015, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, New York City Time, at the end of the day on December 17, 2015. The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on January 21, 2016, unless further extended. The Depositary has advised us that, as of 5:00 p.m. New York City time, on December 17, 2015, 15,323,756 Shares had been validly tendered and not validly withdrawn, representing approximately 36.21% of the outstanding Shares.

In connection with the extension of the expiration of the Offer, the Purchaser, Astellas and Ocata entered into an amendment to the Merger Agreement on December 18, 2015, to modify the Minimum Condition so that Astellas is not obligated to purchase any tendered shares in the Offer unless there has been validly tendered to the Purchaser in the Offer, and not validly withdrawn before the expiration of the Offer, a number of Shares that, when counted together with Shares, if any, owned by Astellas and its controlled affiliates, equals at least a majority of the Shares issued and outstanding at the expiration of the Offer. The foregoing summary of the amendment to the Merger Agreement is qualified by reference to Amendment No. 1 to the Merger Agreement itself, which is attached as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.

Ocata has informed the Purchaser that, as of the close of business on December 17, 2015, 42,322,796 Shares were issued and outstanding. Based upon the foregoing, as of the close of business on December 17, 2015, the Minimum Condition would be satisfied if 21,161,399 Shares were validly tendered and not properly withdrawn in the Offer.

On December 18, 2015, Astellas and Ocata issued a joint press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.”

(b) Amendments to the Offer to Purchase and other Exhibits to the Schedule TO:

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “at 12:00 midnight, New York City time, at the end of the day on December 17, 2015” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “at 5:00 p.m., New York City time, on January 21, 2016.”

The definition of “Minimum Condition,” in all references to the “Minimum Condition” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) is hereby amended and replaced with “The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with Shares, if any, owned by the Purchaser, equals at least a majority of the Shares issued and outstanding at the expiration of the Offer (the “Minimum Condition”).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(J) Joint Press Release issued by Astellas Pharma Inc. and Ocata Therapeutics, Inc., dated December 18, 2015.

(d)(4) Amendment No. 1 to the Agreement and Plan of Merger, dated December 18, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocata Therapeutics, Inc. with the SEC on December 18, 2015).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Laurel Acquisition Inc.

By:	/s/ Masao Yoshida
Name:	Masao Yoshida
Title:	President and Chief Executive Officer

Astellas Pharma Inc.

By:	/s/ Yoshihiko Hatanaka
Name:	Yoshihiko Hatanaka
Title:	President and Chief Executive Officer

Date: December 18, 2015

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 19, 2015.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	English translation of Press Release of Astellas Pharma Inc. filed with the Tokyo Stock Exchange and dated November 10, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(F)	Joint Press Release of Ocata Therapeutics, Inc. and Astellas Pharma Inc., dated November 10, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(G)	English Translation of Investor Presentation of Astellas Pharma Inc., dated November 10, 2015. (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Astellas with the SEC on November 10, 2015).

(a)(1)(H)	Summary Advertisement published on November 19, 2015.

(a)(1)(I)	Press Release issued by Astellas Pharma Inc., dated November 19, 2015.

(a)(1)(J)	Joint Press Release issued by Astellas Pharma Inc. and Ocata Therapeutics, Inc., dated December 18, 2015.

(a)(5)(A)	Class Action Complaint, dated November 17, 2015 (Nadle v. Heffernan et al.).

(d)(1)	Agreement and Plan of Merger, dated as of November 10, 2015, by and among Astellas, the Purchaser and Ocata (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocata with the SEC on November 10, 2015).

(d)(2)	Form of Support Agreement(s), dated as of November 10, 2015, which were entered into among Astellas and the Purchaser and each of the directors and executive officers of Ocata (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ocata with the SEC on November 10, 2015).

(d)(3)	Letter Agreement, dated as of September 4, 2015, by and between Ocata and Astellas.

(d)(4)	Amendment No. 1 to the Agreement and Plan of Merger, dated December 18, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocata Therapeutics, Inc. with the SEC on December 18, 2015).